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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                              FORM 144                                                         SEC USE ONLY
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                                NOTICE OF PROPOSED SALE OF SECURITIES
                        PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
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ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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

1 (a) NAME OF ISSUER (Please Type or Print)               (b) I.R.S. IDENT. NO.  (c) S.E.C. FILE NO.

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Vishay Intertechnology, Inc.                              38-16865453            1-7416
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1 (d) ADDRESS OF ISSUER             STREET                       CITY            STATE  ZIP CODE      (e) TELEPHONE NO.
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                             63 Lincoln Highway                 Malvern           PA     19355          AREA CODE  NUMBER
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                                                                                                           610    644-1300
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2 (a) NAME OF PERSON FOR WHOSE ACCOUNT  (b) SOCIAL SECURITY  (c) RELATIONSHIP  (d) ADDRESS         CITY        STATE       ZIP CODE
THE SECURITIES ARE TO BE SOLD           NO. OR IRS INDENT. NO    TO ISSUER         STREET
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Estate of Luella B. Slaner              13-7298604           See remarks (1) Olympic Tower        New York      NY          10022
                                                                             645 Fifth Ave.
                                                                             4th Floor
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  INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the S.E.C. File
                                     Number.
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3 (a)       (b)                                     SEC ONLY      (c)           (d)           (e)            (f)          (g)
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 Title of           Name and Address of Each        Broker-     Number of     Aggregate     Number of     Approximate   Name of Each
 the Class   Broker Through Whom the Securities     Dealer      Shares or       Market      Shares or     Date of Sale  Securities
    of       are to be Offered or Each Market       File        Other Units      Value      Other Units                  Exchange
Securities   Maker who is Acquiring the Securities  Number      to be Sold                  Outstanding   (see instr.
To Be Sold                                                      (see instr.   (see instr.   (see instr.      3(f))      (see instr.
                                                                   3(c))         3(d))         3(e))          (mo.         3(g))
                                                                                                            day yr.)
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
  Common            Bear Stearns & Co., Inc.                     3,000,000    $63,800,000   143,764,559    March 11,       NYSE
   Stock               383 Madison Avenue                                   (as of 3/11/02)                 2002
                       New York, NY 10179
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INSTRUCTIONS:
     1.   (a) Name of issuer                                 3. (a)   Title of the class of securities to be sold
          (b) Issuer's I.R.S. Identification Number             (b)   Name and address of each broker through whom the
          (c) S.E.C. file number, if any                              securities are intended to be sold.
          (d) Issuer's address, including zip code              (c)   Number of shares or other units to be sold (if debt
          (e) Issuer's telephone number, including area               securities, give the aggregate face amount).
              code                                              (d)   Aggregate market value of the securities to be sold as
                                                                      of a specified date within 10 days prior to the
     2.   (a) Name of person for whose account the                    filing  of this notice.
              securities are to be sold                         (e)   Number of shares or other units of the class
          (b) Such person's Social Security or I.R.S.                 outstanding, or if debt securities the face amount
              identification number                                   thereof outstanding, as shown by the most recent
          (c) Such person's relationship to the issuer                report or statement published by the issuer.
              (e.g., officer, director, 10% stockholder,        (f)   Approximate date on which the securities are to be
              or member of immediate family of any of the             sold.
              foregoing)                                        (g)   Name of each securities exchange, if any, on which the
          (d) Such person's address, including zip code               securities are intended to be sold.
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                        TABLE I -- SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase or other consideration therefor.

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

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Title of the     Date you    Nature of Acquisition  Name of Person from Whom Acquired      Amount of         Date of     Nature of
    Class        Acquired         Transaction         (if gift, also give date donor       Securities        Payment      Payments
                                                                acquired)                   Acquired
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
Common Stock      3/4/96     See remarks (2)        Alfred Slaner                         2,885,946       N/A           N/A
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               Before 1996   Purchase               Not known                                 1,188       Not known     Not known
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                 3/11/02     Conversion (3)         See remarks (3)                         112,866       N/A           N/A
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INSTRUCTIONS:   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangements and state when the note or other obligation was discharged in full or the last installment paid.


              TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

 Furnish                                           the following information as
                                                   to all securities of the
                                                   issuer sold during the past 3
                                                   months by the person for
                                                   whose account the securities
                                                   are to be sold.
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  Name and Address of Seller      Title of Securities Sold        Date of Sale      Amount of
                                                                                    Securities Sold    Gross Proceeds
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
N/A
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REMARKS:

(1) The co-executor of the estate is the Chairman and Chief Executive Officer of the issuer.

(2) The estate's decedent acquired the shares from her husband Alfred Slaner, upon his death on March 4, 1996. Mr. Slaner was a founding shareholder of the Issuer. Luella B. Slaner passed away on November 3, 2001.

(3) Acquired on conversion of Class B common stock of the issuer. The estate's decedent acquired the Class B common stock from her husband Alfred Slaner, upon his death. See note (2). The Class B common stock is convertible into common stock on a one-for-one basis.


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INSTRUCTIONS:                                                      ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. The person for whose account the securities to which this notice Information is to be given not only as to the person for whose relates are to be sold thereby represents by signing this notice account the securities are to be sold but also as to all other that he does not know any material adverse information in regard persons included in that definition. In addition, information to the current and prospective operations of the Issuer of the shall be given as to sales by all persons whose sales are securities to be sold which has not been publicly disclosed. required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


               March 11, 2002
               Date of Notice                            /s/ Mildred Allinson,
                                                               Co-executor
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                                                               Signature
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The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION:  Intentional misstatements or omission of facts constitute Federal
            Criminal Violations (See 18 U.S.C. 1001).
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